FPC Exemption No (82-836)

Publication: South China Morning Post **Date:** 19 August 2005
Page: Classified 8 **Where Published:** Hong Kong

05010770

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 00142)

FIRST HALF 2005 RESULTS OF METRO PACIFIC CORPORATION

The following is a reproduction of a press release, issued pursuant to Chapter 13.09(2) of the Listing Rules by First Pacific Company Limited for information purpose only, released in the Philippines by Metro Pacific Corporation, a subsidiary of First Pacific Company Limited, in accordance with the requirements of the Philippine Stock Exchange.

CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

For the periods ended 30 June (In thousand pesos)	Six months 2005	2004*
Revenues	1,694,821	1,603,694
Cost of sales	(1,413,919)	(1,431,303)
Gross Profit	280,901	172,392
Operating expenses	(223,452)	(315,943)
Equity in net profits of affiliated companies	4,888	(4,104)
Financing charges, net	(108,691)	(312,209)
Other income, net	176,795	470,412
Income before taxation	130,442	10,548
Taxation	(4,419)	(24,153)
Net income/(loss) for the period	126,023	(13,605)
Attributable to:		
Equity holders of the parent	90,888	(8,626)
Minority interests	35,135	(4,978)
	126,023	(13,605)
Basic earning/(loss) per share* (in centavos)	0.41	(0.05)
Weighted average number of shares in issue (in thousands)	18,603,473	18,603,473

* *First half 2004 results were restated to conform with the adoption of recently issued accounting pronouncements, and to be consistent with 2005 financial statement presentation.*

CONSOLIDATED BALANCE SHEETS

As at (Amounts in Thousands)	Unaudited 30 June 2005	31 December 2004*	30 June 2004*
ASSETS			
Current assets			
Cash and cash equivalents	270,711	275,415	215,751
Receivables – net	1,720,783	1,761,306	4,324,222
Real estate for sale – net	2,104,070	2,033,973	2,282,066
Due from related parties – net	558,101	548,182	733,171
Prepayments and other current assets – net	472,704	489,303	419,255
Total Current Assets	5,126,369	5,108,179	7,974,465
Non-current Assets			
Investments in associates – at equity	895,191	859,938	901,357
Investments in Bonifacio Land Corporation and others	763,257	1,527,792	1,398,409
Property and equipment – net	2,094,706	2,094,970	2,532,311
Long-term receivables – net of current portion	206,149	203,646	234,107
Deferred tax assets	69,331	56,092	1,577
Other non-current assets	388,942	250,838	378,497
Total Non-current Assets	4,417,576	4,993,276	5,446,257
TOTAL ASSETS	9,543,945	10,101,455	13,420,722
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current Liabilities			
Loans payable	828,563	812,669	998,977
Trade payable	706,439	660,672	1,094,491
Accrued expenses and other current liabilities	2,238,134	2,380,966	3,836,396
Due to related parties	97,178	97,404	95,810
Current portion of long-term debts	228,988	759,296	1,870,803
Current portion of other long-term liabilities and provisions	391,221	537,655	403,323
Total Current Liabilities	4,490,523	5,248,662	8,299,800
Non-current Liabilities			
Provisions	804,289	814,323	801,355
Deferred tax liabilities	326,020	324,345	16,610
Due to a related party	793,217	793,208	793,287
Long-term debts – net of current portion	1,427,648	1,382,552	2,164,297
Other long-term liabilities – net of current portion	621,904	728,828	629,127
Total Non-current Liabilities	3,973,078	4,043,256	4,404,676
Total Liabilities	8,463,601	9,291,918	12,704,476
Total Equity			
Share capital	19,055,974	18,605,974	18,605,974
Additional paid-in capital	9,691,239	9,692,634	9,692,634
Deposit for future stock subscription	-	278,900	-
Treasury stock	(1,033,000)	(1,033,000)	(1,033,000)
Deficit	(27,276,040)	(27,360,047)	(27,260,212)
Unrealised (losses)/gains in available-for-sale-assets	(1,412)	618	1,699
Equity attributable to the equity holders of the parent	436,761	185,079	7,095
Minority interests	643,583	624,458	709,151
Total Equity	1,080,344	809,537	716,246
TOTAL LIABILITIES AND EQUITY	9,543,945	10,101,455	13,420,722

* *December 2004 and June 2004 Balance Sheets were restated to conform with the adoption of recently issued accounting pronouncements, and to be consistent with 2005 financial statement presentation.*

Metro Pacific Corporation ("Metro Pacific") (PSE : MPC) today reported an unaudited IAS-adjusted net profit of Pesos 90.9 million for the first half of 2005, a reversal from the IAS-adjusted Pesos 8.6 million loss reported for the comparable period in 2004. The profit results from improved performance by Landco Pacific Corporation ("Landco") and Negros Navigation Company ("Nenaco"), and a one-time gain relating to the Pacific Plaza Towers project. Metro Pacific last reported a profit in the year 2000.

Consolidated revenues during the first half of 2005 rose six (6) percent to Pesos 1.695 billion, compared with the Pesos 1.604 billion reported in 2004. Consolidated operating expenses fell to Pesos 223.5 million in 2005 versus Pesos 315.9 million in 2004, reflecting strict cost management. Consolidated financing charges reduced by 65 percent to Pesos 108.7 million in 2005, versus Pesos 312.2 million in 2004, reflecting substantially lower debt levels.

As at 30 June 2005, parent company interest-bearing debts stood at only Pesos 742 million. Of this amount, Pesos 434 million is presently subject to closing documentation and when completed, will result in Metro Pacific's parent company bank debt falling to less than Pesos 300 million. This is expected to further reduce before year-end 2005. In 2001 Metro Pacific parent company interest-bearing debts amounted to Pesos 11.7 billion.

Operations Review
Landco's unaudited net profit increased to Pesos 51.5 million during the first half of 2005, compared with the restated Pesos 32.4 million profit reported for the same period in 2004. Revenues stood at Pesos 390.7 million for the first six months of the year, principally due to strong sales at Ponderosa Leisure Farms. New inventories at Ponderosa and Terrazas de Punta Fuego are being prepared for a late 2005 sales launch. Construction is also set to expand the Pacific Mall Legaspi to more than 40,000 square meters and launch of a new mall in Naga before year-end.

Pacific Plaza reported an unaudited net profit of Pesos 171.5 million for the first half of 2005 due to an exceptional one-time gain. This resulted from a settlement reached with a third party contractor regarding one-time adjustments made to fees owed, based on the project's final construction costs.

Nenaco reported a marginal loss of Pesos 5.0 million for the first six months of 2005, a significant improvement from the restated loss of Pesos 903.5 million for the same period in 2004. Nenaco's improvement results from a sixteen (16) percent rise in passenger and cargo volumes carried, the consolidation of the profitable operations of the company's hotel and restaurant subsidiary, and decreases in general and administrative expenses. With Nenaco's rehabilitation program in full implementation, emphasis is now placed on rebuilding the company's strength in certain key Western Visayan routes. Plans are also being prepared for a refleeting program in line with passenger and freight market demands.

Outlook
"We expect Metro Pacific to report a full-year profit for 2005, principally due to improving performance at Landco and Nenaco as well as one-time exceptional gains. Our first-half 2005 results reflect the transition we are making – from a difficult period of rehabilitation into one where we can seriously consider new growth and a return to value creation. One year from now, our results should reflect the progress we've made in rebuilding our investment portfolio and reflect a Metro Pacific that is back on a path of stable growth," said Jose Ma. Lim, President and CEO.

About Metro Pacific
Metro Pacific Corporation is a Manila, Philippines-based holding firm listed on the Philippine Stock Exchange (PSE: MPC). Metro Pacific's businesses include property concerns Landco Pacific Corporation and Pacific Plaza Towers, and shipping firm Negros Navigation Company. Further information regarding Metro Pacific can be accessed at www.metropacific.com

By Order of the Board
First Pacific Company Limited
Manuel V. Pangilinan
Managing Director and Chief Executive Officer

Hong Kong, 18 August 2005

As at the date of this announcement, the Board of Directors of First Pacific comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
His Excellency Albert F. del Rosario
Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevallier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

SUPPL

dlw 8/30

PROCESSED
AUG 30 2005
THOMSON FINANCIAL